

06005652



SECU   IISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40608

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2005_____ AND ENDING ___December 31, 2005___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
W.H. Mell Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Ave.
_____(No. and Street)_____

Summit   New Jersey   07901
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Bradley Mell   (908) 273-4550
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
_____(Name - if individual, state last, first, middle name)_____

293 Eisenhower Parkway, Suite 290   Livingston   New Jersey   07039-1711
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

√ PROCESSED

JUN 0 6 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



AFFIRMATION

I, S. Bradley Mell affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to W.H. Mell Associates, Inc. for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

S. Bradley Mell
Title: President

Date: 2-28-06

Sworn to and subscribed before me
This 28th day of February, 2006

Diane M. Fredricks

Notary Public

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable) Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (Not applicable).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	**2005**	**2004**
Cash and cash equivalents	$ 1,030,230	$ 946,218
Deposit with clearing broker	100,000	100,000
Securities owned - trading	31,490,269	29,309,025
Securities owned - investment	1,342,275	1,022,000
Investment in subsidiary	152,536	57,987
Interest receivable	719,693	418,793
Fixed assets, net of accumulated depreciation	105,171	118,323
Security deposits	6,563	6,563
Other assets	33,799	40,702
	$ 34,980,536	$ 32,019,611

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to clearing broker	$ 30,597,024	$ 27,850,574
Securities sold, but not yet purchased	80,712	5,531
Notes payable - employees	250,000	250,000
Interest payable	5,992	2,102
Accounts payable and other accrued expenses	554,957	399,794
Total Liabilities	31,488,685	28,508,001

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	2,593,640	2,613,399
Total Stockholder's Equity	3,491,851	3,511,610
	$ 34,980,536	$ 32,019,611